SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road
Yaozhuang Town
Jiashan County, Zhejiang 314117
People’s Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒          Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                        No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ____N/A____

RENESOLA LTD

Form 6-K

TABLE OF CONTENTS

Signature	3

Exhibit 4.1 – Rights Agreement dated as of August 22, 2011 between ReneSola Ltd and The Bank of New York Mellon, as Rights Agent
Exhibit 4.2 – Standstill Agreement dated as of August 22, 2011 between ReneSola Ltd and Xianshou Li
Exhibit 99.1 – Press Release

Incorporation by Reference

We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, filed with the Securities and Exchange Commission on June 8, 2010 (File No. 333-167371), as amended by Amendment No. 1 filed on June 24, 2010, which became effective on June 29, 2010.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ XianShou Li
Name: XianShou Li
Title: Chief Executive Officer

Date: August 22, 2011